Exhibit 99.1

NEWS RELEASE

IGT-led Joint Venture, Lotterie Nazionali, Accepts Nine-Year Extension for the Italian Scratch & Win Concession

LONDON, U.K. — Dec. 4, 2017 — International Game Technology PLC (“IGT”) (NYSE:IGT)  today announced that  Lotterie Nazionali S.r.l., a joint venture which is the exclusive manager of Scratch & Win in Italy and owned 64% by IGT subsidiary Lottomatica Holding, and directly and indirectly owned 20% by Scientific Games Corporation and 16% by Arianna 2001, has accepted a nine-year contract extension for the Italian Scratch & Win concession.

The acceptance follows a communication received from the Italian regulator Agenzia delle Dogane e dei  Monopoli regarding the extension of the Italian Scratch & Win concession  through September 30, 2028, in application of the Law Decree n. 148/2017 recently converted into law.

Lotterie Nazionali S.r.l. is required to pay an upfront fee of €800 million in three installments. The first installment of €50 million will be paid by December 15, 2017; payments of the second installment of €300 million and third installment of €450 million are expected to be made in April 2018 and October 2018, respectively. The payments are expected to be funded by the joint venture partners and pro-rated based on their respective ownership percentage. All other conditions will be the same as the original concession.

About IGT

IGT (NYSE: IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business.  Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-

7452; outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries